Mail Stop 4561

September 29, 2009

Mr. Adam S. Berger
Chief Executive Officer
Spark Networks, Inc.
8383 Wilshire Boulevard, Suite 800
Beverly Hills, California 90211

> **Re:** **Spark Networks, Inc.**
> **Form 10-K For the Year Ended December 31, 2008**
> **Form 10-K/A For the Year Ended December 31, 2008**
> **File No. 001-32750**

Dear Mr. Berger:

We have reviewed your response letter dated September 2, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 19, 2009.

Form 10-K For the Year Ended December 31, 2008

Consolidated Statements of Income, page F-4

1.   We are continuing to consider your responses to prior comment 1 and to prior comment 8 in our letter of July 7, 2009. Please explain in greater detail why you believe that only costs that are "directly" attributed to revenue should be included in cost of revenue. That is, explain why you believe that the classification of technology costs depends on the indirect nature of servicing non-paying members. Describe why the cost of servicing non-paying members does not represent an acquisition cost for your network or database of your sites. You indicate that the non-paying members "enhance the value of [y]our network" and that they are "an indirect contributor to sales." These statements seem to suggest that the costs of servicing the non-paying members are really costs incurred to create a "network" or database. Further, it seems that a member's ability to have access to <u>all</u>

members is truly what brings members to your network and is what a member is seeking. That is, your service offering is this database and the cost of providing this database includes the cost of servicing non-paying members. If true, explain why the cost of this database does not represent a cost of revenue.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief